     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2001

                                                   REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             PROCOM TECHNOLOGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CALIFORNIA                             88-0268063
        (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                                  58 DISCOVERY
                            IRVINE, CALIFORNIA 92618
                                 (949) 852-1000
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ALEX AYDIN
                     EXECUTIVE VICE PRESIDENT - FINANCE AND
                   ADMINISTRATION AND CHIEF FINANCIAL OFFICER
                             PROCOM TECHNOLOGY, INC.
                                  58 DISCOVERY
                            IRVINE, CALIFORNIA 92618
                                 (949) 852-1000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                                  J. JAY HERRON
                                TERRENCE R. ALLEN
                              O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 760-9600

              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
           THE PUBLIC: As soon as practicable after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                           MAXIMUM            PROPOSED MAXIMUM         PROPOSED MAXIMUM
         TITLE OF SHARES TO              AMOUNT TO BE        OFFERING PRICE PER       AGGREGATE OFFERING          AMOUNT OF
           BE REGISTERED                 REGISTERED(1)            SHARE(2)                   PRICE            REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value               480,000                $13.625                  $6,540,000              $1,635
=================================================================================================================================

(1) The shares being registered were issued in connection with the acquisition of Scofima Software S.r.l. on December 28, 2000.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low trading price of our common stock as reported on the Nasdaq National Market on March 22, 2001

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS

                         480,000 SHARES OF COMMON STOCK

                             PROCOM TECHNOLOGY, INC.

                          COMMON STOCK ($.01 PAR VALUE)



        The selling shareholders listed in this prospectus are offering and selling up to a total of 480,000 shares of our common stock. We will not receive any proceeds from the sale of these shares.

        Our common stock is traded on The Nasdaq National Market under the symbol "PRCM." The last reported sale price for our common stock on The Nasdaq National Market on March 26, 2001 was $11.38 per share.

        Each selling shareholder may sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus. Each selling shareholder will pay any brokerage commissions and discounts attributable to the sale of its shares.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS, AND THOSE RISK FACTORS CONTAINED IN THE REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS, FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OWNING OUR COMMON STOCK.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Commissions received by a selling shareholder or any broker-dealers, agents or underwriters that help distribute the shares and any profit on the resale of the shares purchased by them may be considered underwriting commissions or discounts under the Securities Act of 1933.









              The date of this prospectus is ______________, 2001.

                                  RISK FACTORS

        Before investing in our common stock, you should be aware that there are risks inherent in our business, including those indicated below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose part or all of your investment. You should carefully consider the following risk factors as well as the other information in this prospectus.

COMPETING DATA STORAGE TECHNOLOGIES MAY EMERGE AS A STANDARD FOR DATA STORAGE SOLUTIONS, WHICH COULD CAUSE GROWTH IN THE NAS MARKET NOT TO MEET OUR EXPECTATIONS AND DEPRESS OUR STOCK PRICE.

        The market for data storage is rapidly evolving. There are other storage technologies in use, including storage area network technology, which provide an alternative to network attached storage. We are not able to predict how the data storage market will evolve. For example, it is not clear whether usage of a number of different solutions will grow and co-exist in the marketplace or whether one or a small number of solutions will be dominant and displace the others. It is also not clear whether network attached storage technology will emerge as a dominant or even prevalent solution. Whether NAS becomes an accepted standard will be due to factors outside our control. If a solution other than network attached storage emerges as the standard in the data storage market, growth in the network attached storage market may not meet our expectations. In such event, our growth and the price of our stock would suffer.

IF GROWTH IN THE NAS MARKET DOES NOT MEET OUR EXPECTATIONS, OUR FUTURE FINANCIAL PERFORMANCE COULD SUFFER.

        We believe our future financial performance will depend in large part upon the continued growth in the NAS market and on emerging standards in this market. We intend for NAS products to be our primary business. The market for NAS products, however, may not continue to grow. Long-term trends in storage technology remain unclear and some analysts have questioned whether competing technologies, such as storage area networks, may emerge as the preferred storage solution. If the NAS market grows more slowly than anticipated, or if NAS products based on emerging standards other than those adopted by us become increasingly accepted by the market, our operating results could be harmed.

THE REVENUE AND PROFIT POTENTIAL OF NAS PRODUCTS IS UNPROVEN, AND WE MAY BE UNABLE TO ATTAIN REVENUE GROWTH OR PROFITABILITY FOR OUR NAS PRODUCT LINES.

        NAS technology is relatively recent, and our ability to be successful in the NAS market may be negatively affected by not only a lack of growth of the NAS market but also the lack of market acceptance of our NAS products. Additionally, we may be unable to achieve profitability as we transition to a greater emphasis on NAS products.


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


IF WE FAIL TO SUCCESSFULLY MANAGE OUR TRANSITION TO A FOCUS ON NAS PRODUCTS, OUR BUSINESS AND PROSPECTS WOULD BE HARMED.

        We began developing NAS products in 1997. Since then, we have focused our efforts and resources on our NAS business, and we intend to continue to do so. We expect to continue to wind down our non-NAS product development and marketing efforts. In the interim, we expect to continue to rely in large part upon sales of our non-NAS products to fund operating and development expenses. Net sales of our non-NAS products have been declining in amount and as a percentage of our overall net sales, and we expect these declines to continue. If the decline in net sales of our non-NAS products varies significantly from our expectations, or the decline in net sales of our non-NAS products is not substantially offset by increases in sales of our NAS products, we may not be able to generate sufficient cash flow to fund our operations or to develop our NAS business.

        We also expect our transition to a NAS-focused business to require us to continue:

        - engaging in significant marketing and sales efforts to achieve market awareness as a NAS vendor;

        - reallocating resources in product development and service and support of our NAS appliances;

        - modifying existing and entering into new channel partner relationships to include sales of our NAS appliances; and

        -   expanding and reconfiguring manufacturing operations.

        In addition, we may face unanticipated challenges in implementing our transition to a NAS-focused company. We may not be successful in managing any anticipated or unanticipated challenges associated with this transition. Moreover, we expect to continue to incur costs in addressing these challenges, and there is no assurance that we will be able to generate sufficient revenues to cover these costs. If we fail to successfully implement our transition to a NAS-focused company, our business and prospects would be harmed.

OUR AGREEMENT WITH HEWLETT-PACKARD COMPANY MAY NOT GENERATE SIGNIFICANT NET
SALES.

        We believe our relationship with Hewlett-Packard Company helped us accomplish our strategy to increase penetration in the NAS market. However, there is no minimum purchase commitment under our agreement with Hewlett-Packard. We do not currently, and may never, generate significant net sales under this agreement. The Hewlett-Packard agreement has a five-year term, and there is no assurance that the agreement can or will be renewed. We commenced shipments under the agreement in limited quantities in April 2000 and sales to Hewlett-Packard for the three months ended January 31, 2001 were not significant. In February 2001, Hewlett-Packard notified us that they do not anticipate they will purchase additional NAS products from us in the future. While neither they nor we have formally terminated the agreement, we do not anticipate that future sales to Hewlett-Packard will be significant.


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


IF WE FAIL TO INCREASE THE NUMBER OF DIRECT AND INDIRECT SALES CHANNELS FOR OUR NAS PRODUCTS, OUR ABILITY TO INCREASE NET SALES MAY BE LIMITED.

        In order to grow our business, we will need to increase market awareness and sales of our NAS appliances. To achieve these objectives, we believe it will be necessary to increase the number of our direct and indirect sales channels. We plan to significantly increase the number of our direct sales personnel. However, there is intense competition for these professionals, and we may not be able to attract and retain sufficient new sales personnel.

        We also plan to expand revenues from our indirect sales channels, including distributors, VARs, OEMs and systems integrators. To do this, we will need to modify and expand our existing relationships with these indirect channel partners, as well as enter into new indirect sales channel relationships. We may not be successful in accomplishing these objectives. If we are unable to expand our direct or indirect sales channels, our ability to increase revenues may be limited.

BECAUSE WE DO NOT HAVE EXCLUSIVE RELATIONSHIPS WITH OUR DISTRIBUTORS OR RESELLERS, SUCH AS INGRAM MICRO, TECH DATA, COMPUCOM, CUSTOM EDGE, AND OTHERS, THESE CUSTOMERS MAY GIVE HIGHER PRIORITY TO PRODUCTS OF COMPETITORS, WHICH COULD HARM OUR OPERATING RESULTS.

        Our distributors and resellers generally offer products of several different companies, including products of our competitors. Accordingly, these distributors and resellers, such as Ingram Micro, Tech Data, Compucom, Custom Edge (formerly Inacom) may give higher priority to products of our competitors, which could harm our operating results. In addition, our distributors and resellers often demand additional significant selling concessions and inventory rights, such as limited return rights and price protection. We cannot assure you that sales to our distributors or resellers will continue, or that these sales will be profitable.

BECAUSE WE HAVE ONLY APPROXIMATELY THREE YEARS OF OPERATING HISTORY IN THE NAS MARKET, WHICH IS NEW AND RAPIDLY EVOLVING, OUR HISTORICAL FINANCIAL INFORMATION IS OF LIMITED VALUE IN PROJECTING OUR FUTURE OPERATING RESULTS OR PROSPECTS.

        We have been manufacturing and selling our NAS products for only approximately three years. For the year ended July 31, 2000 and the first six months of the current fiscal year 2001, these products accounted for less than 41% and 66%, respectively, of our total net sales. We expect sales of our NAS products to represent an increasing percentage of our net sales in the future. Because our operating history in the NAS product market is only approximately three years, as well as the rapidly evolving nature of the NAS market, it is difficult to evaluate our business or our prospects. In particular, our historical financial information is of limited value in projecting our future operating results.

MARKETS FOR BOTH OUR NAS APPLIANCES AND OUR NON-NAS PRODUCTS ARE INTENSELY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY LOSE MARKET SHARE OR BE REQUIRED TO REDUCE PRICES.

        The markets in which we operate are intensely competitive and characterized by rapidly changing technology. Increased competition could result in price reductions, reduced gross margins or loss of market share, any of which could harm our operating results. We compete with other NAS companies, direct-selling storage providers and smaller vendors that provide storage solutions to end-users. In our non-NAS markets, we


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

compete with computer manufacturers that provide storage upgrades for their own products, as well as with manufacturers of hard drives, CD servers and arrays and storage upgrade products. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully against current or future competitors. In addition, new technologies may increase competitive pressures.

WE DEPEND ON A FEW CUSTOMERS, INCLUDING DISTRIBUTORS SUCH AS INGRAM MICRO AND TECH DATA, AS WELL AS SPECIALIZED END-USERS, FOR A SUBSTANTIAL PORTION OF OUR NET SALES AND ACCOUNTS RECEIVABLE, AND CHANGES IN THE TIMING AND SIZE OF THESE CUSTOMERS' ORDERS MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

        Three customers accounted for approximately 42% and 45% of our total accounts receivable at July 31, 1999 and July 31, 2000, respectively, and one individual customer accounted for approximately 9% and 7% of our net sales for fiscal 1999 and 2000. One customer, Storway, a European storage service provider, accounted for approximately 20% of our net sales for the first six months of the current fiscal year 2001, and three customers, Storway, Ingram Micro and J-Dot Technology, accounted for approximately 56% of our total accounts receivable at January 31, 2001. In fiscal 1999 and 2000, we sold our non-NAS products principally to distributors and master resellers such as Ingram Micro, Tech Data, Custom Edge (previously Inacom) and Compucom. Unless and until we diversify and expand our customer base for NAS products, our future success will depend to a large extent on the timing and size of future purchase orders, if any, from these customers. In addition, we expect that single site purchasers of large installations of our NAS products will purchase large volumes of our NAS products over relatively short periods of time. This will cause both our sales and our accounts receivable to be highly concentrated and significantly dependent on one or only a few customers, as has occurred during the first six months of the current fiscal year 2001. If we lose a major customer, or if one of our customers significantly reduces its purchasing volume or experiences financial difficulties and is unable to pay its debts, our results of operations could be harmed. We cannot be certain that customers that have accounted for significant revenues in past periods will continue to purchase our products in future periods.

OUR GROSS MARGINS OF OUR VARIOUS PRODUCT LINES HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY. FOR EXAMPLE, WE MAY SEE REDUCED SALES OF HIGHER-MARGIN CD SERVICES OR NOTEBOOK UPGRADE PRODUCTS AND WE MAY NOT SEE INCREASED SALES OF OUR NAS APPLIANCES.

        Historically, our gross margins have fluctuated significantly. Our gross margins vary significantly by product line and distribution channel, and, therefore, our overall gross margin varies with the mix of products we sell. Our markets are characterized by intense competition and declining average unit selling prices over the course of the relatively short life cycles of individual products. For example, we derive a significant portion of our sales from disk drives, CD servers and arrays, and storage upgrade products. The market for these products is highly competitive and subject to intense pricing pressures. Some of these products, such as CD servers and arrays and some laptop storage upgrade systems have historically generated high gross margins, although we



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

have experienced significant declines in sales of these products. Sales of disk drive upgrade systems generally generate lower gross margins than those of our NAS products. If we fail to increase sales of our NAS appliances, or if demand, sales or gross margins for CD servers and arrays and our laptop storage upgrade systems decline rapidly, we believe our overall gross margins will continue to decline.

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

        -   new product introductions and enhancements;

        -   competition;

        -   changes in the distribution channels we use;

        -   the mix and average selling prices of products; and

        -   the cost and availability of components and manufacturing labor.

IF WE ARE UNABLE TO TIMELY INTRODUCE COST-EFFECTIVE HARDWARE OR SOFTWARE SOLUTIONS FOR NAS ENVIRONMENTS, OR IF OUR PRODUCTS FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES IN THE MARKETS WE SERVE, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Our future growth will depend in large part upon our ability to successfully develop and introduce new hardware and software for the NAS market. Due to the complexity of products such as ours, and the difficulty in estimating the engineering effort required to produce new products, we face significant challenges in developing and introducing new products. We may be unable to introduce new products on a timely basis or at all. If we are unable to introduce new products in a timely manner, our operating results could be harmed.

        Even if we are successful in introducing new products, we may be unable to keep pace with technological changes in our markets and our products may not gain any meaningful market acceptance. The markets we serve are characterized by rapid technological change, evolving industry standards, and frequent new product introductions and enhancements that could render our products obsolete and less competitive. As a result, our position in these markets could erode rapidly due to changes in features and functions of competing products or price reductions by our competitors. In order to avoid product obsolescence, we will have to keep pace with rapid technological developments and emerging industry standards. We may not be successful in doing so, and if we fail in this regard, our operating results could be harmed.

WE RELY UPON A LIMITED NUMBER OF SUPPLIERS FOR SEVERAL KEY COMPONENTS USED IN OUR PRODUCTS, INCLUDING DISK DRIVES, COMPUTER BOARDS, POWER SUPPLIES, MICROPROCESSORS AND OTHER COMPONENTS, AND ANY DISRUPTION OR TERMINATION OF THESE SUPPLY ARRANGEMENTS COULD DELAY SHIPMENT OF OUR PRODUCTS AND HARM OUR OPERATING RESULTS.

        We rely upon a limited number of suppliers of several key components used in our products, including disk drives, computer boards, power supplies and microprocessors. In the past, we have experienced periodic shortages, selective supply allocations and increased prices for these and other components. We may experience similar supply issues in the future. Even if we are able to obtain component supplies, the quality of these components may not meet our requirements. For example, in order to meet our product performance requirements, we must obtain disk drives of extremely high quality and capacity. Even a small deviation from our requirements could render any of the disk drives we receive unusable by us. In the event of a reduction or interruption in the supply or a degradation in quality of any of our components, we may not be able to complete the assembly of our products on a timely basis or at all, which could force us to delay or reduce shipments of our products. If we were forced to delay or reduce product shipments, our operating results could be harmed. In addition, product shipment delays could adversely affect our relationships with our channel partners and current or future end-users.

UNDETECTED DEFECTS OR ERRORS FOUND IN OUR PRODUCTS, OR THE FAILURE OF OUR PRODUCTS TO PROPERLY INTERFACE WITH THE PRODUCTS OF OTHER VENDORS, MAY RESULT IN DELAYS, INCREASED COSTS OR FAILURE TO ACHIEVE MARKET ACCEPTANCE, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

        Complex products such as those we develop and offer may contain defects or errors, or may fail to properly interface with the products of other vendors, when first introduced or as new versions are released. Despite internal testing and testing by our customers or potential customers, we do, from time to time, and may in the future encounter these problems in our existing or future products. Any of these problems may:

        -   cause delays in product introductions and shipments;

        -   result in increased costs and diversion of development resources;

        -   require design modifications; or

        - decrease market acceptance or customer satisfaction with these products, which could result in product returns.

        In addition, we may not find errors or failures in our products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could significantly harm our operating results. Our current or potential customers might seek or succeed in recovering from us any losses resulting from errors or failures in our products.

IF WE ARE UNABLE TO MANAGE OUR INTERNATIONAL OPERATIONS EFFECTIVELY, OUR OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

        Net sales to our international customers, including export sales from the United States, accounted for approximately 60% of our net sales for the first six months of current fiscal year 2001 as compared to 44% of our net sales for the first six months of fiscal year 2000, 41% of our net sales for the year ended July 31, 2000 and approximately 33% of our net sales for the year ended July 31, 1999. We believe that our growth and profitability will require successful expansion of our international operations to which we have committed significant resources. Our international operations will expose us to operational challenges that we would not otherwise face if we conducted our operations only in the United States. These include:

        - currency exchange rate fluctuations, particularly when we sell our products in denominations other than U.S. dollars;

        - difficulties in collecting accounts receivable and longer accounts receivable payment cycles;

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

        - reduced protection for intellectual property rights in some countries, particularly in Asia;

        - legal uncertainties regarding tariffs, export controls and other trade barriers;

        - the burdens of complying with a wide variety of foreign laws and regulations; and

        - seasonal fluctuations in purchasing patterns in other countries, particularly in Europe.

        Any of these factors could have an adverse impact on our existing international operations and business or impair our ability to continue expanding into international markets. For example, our reported sales can be affected by changes in the currency rates in effect during any particular period. The effects of currency fluctuations were evident in our results of operations for the first six months of the current fiscal year 2001. During this period, the Euro and two currencies whose values are pegged to the Euro, declined in value significantly, and then increased in value significantly in the quarter ended January 31, 2001. For example, in the quarter ended October 31, 2000, we incurred a foreign currency loss of approximately $160,000 while we realized a gain or $219,000 in the quarter ended January 31, 2001. Also, these fluctuation gains can cause us to report more or less in sales by virtue of the translation of the subsidiary's sales into US dollars at an average rate in effect throughout the quarter. Also, we have funded operational losses of our subsidiaries of approximately $2.8 million since we purchased them, and if our subsidiaries continue to incur operational losses, our cash and liquidity would be negatively impacted.

        In order to successfully expand our international sales, we must strengthen foreign operations, hire additional personnel and recruit additional international distributors and resellers. Expanding internationally and managing the financial and business operations of our foreign subsidiaries will also require significant management attention and financial resources. For example, our foreign subsidiaries in Europe have incurred operational losses. To the extent that we are unable to address these concerns in a timely manner, our growth, if any, in international sales will be limited, and our operating results could be materially adversely affected. In addition, we may not be able to maintain or increase international market demand for our products.

OUR PROPRIETARY SOFTWARE RELIES ON OUR INTELLECTUAL PROPERTY, AND ANY FAILURE BY US TO PROTECT OUR INTELLECTUAL PROPERTY COULD ENABLE OUR COMPETITORS TO MARKET PRODUCTS WITH SIMILAR FEATURES THAT MAY REDUCE DEMAND FOR OUR PRODUCTS, WHICH WOULD ADVERSELY AFFECT OUR NET SALES.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary software or technology. We believe the protection of our proprietary technology is important to our business. If we are unable to protect our intellectual property rights, our business could be materially adversely affected. We currently rely on a combination of copyright and trademark laws, trade secrets and a patent to protect our proprietary rights. In addition, we generally enter into confidentiality agreements with our employees and license agreements with end-users and control access to our source code and other intellectual property. We have applied for the registration of some, but not all, of our trademarks. We have applied for one U.S. patent with respect to the design of our NetFORCE product, and we anticipate that we will apply for additional patents. It is possible that no patents will issue from our currently pending applications. New patent applications may not result in issued patents and may not provide us with any competitive advantages over, or may be challenged by, third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries, and the enforcement


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

of those laws, do not protect proprietary rights to as great an extent as do the laws of the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patent issued to us or other intellectual property rights of ours.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights to establish the validity of our proprietary rights. This litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

WE MAY FROM TIME TO TIME BE SUBJECT TO CLAIMS OF INFRINGEMENT OF OTHER PARTIES' PROPRIETARY RIGHTS OR CLAIMS THAT OUR OWN TRADEMARKS, PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS ARE INVALID, AND IF WE WERE TO SUBSEQUENTLY LOSE OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS WOULD BE MATERIALLY ADVERSELY AFFECTED.

        We may from time to time receive claims that we are infringing third parties' intellectual property rights or claims that our own trademarks, patents or other intellectual property rights are invalid. For example, we have been recently notified by Intel Corporation that our products may infringe some of the intellectual property rights of Intel. In its notification, Intel offered us a non-exclusive license for patents in their portfolio. We do not know how our products may infringe the patents of Intel, but we have begun to investigate and we have had discussions with Intel regarding this matter. We do not believe that we infringe the patents of Intel, but our discussions and our investigation are preliminary, and we expect we will continue discussions with Intel. We cannot assure you that Intel would not be successful in asserting a successful claim of infringement, or if we were to seek a license from Intel regarding its patents, that Intel would continue to offer us a non-exclusive license on any terms. We expect that companies in our markets will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. The resolution of any claims of this nature, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our operating results. Royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any key intellectual property right could harm our business.

OUR NET SALES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FLUCTUATIONS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

        In recent periods, we have experienced significant declines in net sales and gross profit and incurred operating losses, causing our quarterly operating results to vary significantly. If we fail to meet the expectations of investors or securities analysts, as well as our internal operating goals, as a result of any future fluctuations in our quarterly operating results, the market price of our common stock could decline significantly. Our net sales and quarterly operating results are likely to fluctuate significantly in the future due to a number of factors. These factors include:

        - market acceptance of our new products and product enhancements or those of our competitors;

        -   the level of competition in our target product markets;

        -   delays in our introduction of new products;

        - changes in sales volumes through our distribution channels, which have varying commission and sales discount structures;

        -   changing technological needs within our target product markets;

        - the impact of price competition on the selling prices for our non-NAS products, which continue to represent a majority of our net sales;

        -   the availability and pricing of our product components;

        - our expenditures on research and development and the cost to expand our sales and marketing programs; and

        -   the volume, mix and timing of orders received.

        Due to these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. In addition, it is difficult for us to forecast accurately our future net sales. This difficulty results from our limited operating history in the emerging NAS market, as well as the fact that product sales in any quarter are generally booked and shipped in that quarter. Because we incur expenses, many of which are fixed, based in part on our expectations of future sales, our operating results may be disproportionately affected if sales levels are below our expectations.

        Our revenues in any quarter may also be affected by product returns and any warranty obligations in that quarter. Many of our distribution and reseller customers have limited return rights. In addition, we generally extend warranties to our customers that correspond to the warranties provided by our suppliers. If returns exceed applicable reserves or if a supplier were to fail to meet its warranty obligations, we could incur significant losses. In fiscal 2000, we experienced a 14% product return rate. This rate may vary significantly in the future, and we cannot assure you that our reserves for product returns will be adequate in any future period.

IF WE ARE UNABLE TO ATTRACT QUALIFIED PERSONNEL OR RETAIN OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

        Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Competition for qualified engineers and sales personnel, particularly in Orange County, California, is intense, and we may not be able to compete effectively to retain and attract qualified, experienced employees. Should we lose the services of a significant number of our engineers or sales people, we may not be able to compete successfully in our targeted markets and our business would be harmed.

        We believe that our success will depend on the continued services of our executive officers and other key employees. In particular, we rely on the services of our four founders, Messrs. Razmjoo, Alaghband, Aydin and Shahrestany. We maintain employment agreements with each of our founders. We do not maintain key-person life insurance policies on these individuals. The loss of any of these executive officers or other key employees could harm our business.

WE MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY, AND OUR FAILURE TO DO SO COULD REQUIRE US TO SEEK ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE TO US ON FAVORABLE OR ANY TERMS.

        In recent periods, we have experienced significant declines in net sales and gross profit, and we have incurred operating losses. We incurred operating losses of $5.2 million for fiscal 1999, $12.1 million for fiscal 2000 and $5.6 million (including a charge for in-process research and development) for the first six months of the current fiscal year 2001. We expect to continue to incur operating losses through at least the third quarter of fiscal 2001. As part of our strategy to focus on the NAS market, we plan to significantly increase our direct sales force and to increase our investment in research and development and marketing efforts. We will need to significantly increase our revenues from our NAS products to achieve and maintain profitability. The revenue and profit potential of these products is unproven. We may not be able to generate significant or any revenues from our NAS products or achieve or sustain profitability in the future. In addition, we have invested substantial cash in our new corporate headquarters. If we are unable to achieve or sustain profitability in the future, we will have to seek additional financing in the future, which may not be available to us on favorable or any terms.

CONTROL BY OUR EXISTING SHAREHOLDERS COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR BUSINESS THAT OTHER SHAREHOLDERS MAY CONSIDER FAVORABLE.

        Our executive officers, directors and 5% or greater shareholders and their affiliates own 6,400,000 shares, or approximately 52% of the outstanding shares of common stock. Acting together, these shareholders would be able to exert substantial influence on matters requiring approval by shareholders, including the election of directors. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock or prevent our shareholders from realizing a premium over the market price for their shares of common stock.

THE MARKET PRICE FOR OUR COMMON STOCK HAS FLUCTUATED SIGNIFICANTLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD RESULT IN A DECLINE IN YOUR INVESTMENT'S VALUE.

        The market price for our common stock has been volatile in the past, and particularly volatile in the last twelve months, and may continue to fluctuate substantially in the future. The value of your investment in our common stock could decline due to the impact of any of the above or of the following factors upon the market price of our common stock:

        -   fluctuations in our operating results;

        - fluctuations in the valuation of companies perceived by investors to be comparable to us;

        - a shortfall in net sales or operating results compared to securities analysts' expectations;

        -   changes in analysts' recommendations or projections;

        - announcements of new products, applications or product enhancements by us or our competitors; and

        -   changes in our relationships with our suppliers or customers.

WE HAVE ISSUED CONVERTIBLE DEBENTURES, AND THE OBLIGATIONS OF THE DEBENTURES POSE RISKS TO THE PRICE OF OUR COMMON STOCK AND OUR OPERATIONS.

        On October 31, 2000, we issued 3-year $15 million convertible debentures to a private investor. The debentures provide that in certain circumstances the holder of the debentures may convert its position into our stock, or demand that we repay amounts outstanding with cash or by issuing shares of our common stock. The terms and conditions of the debentures pose unique and special risks to our operations and the price of our common stock. Some of those risks are discussed in more detail below.

OUR ISSUANCE OF STOCK UPON THE CONVERSION OR "PUT" OF THE DEBENTURES AND THE EXERCISE OF THE WARRANTS, AS WELL AS ADDITIONAL SALES OF OUR COMMON STOCK BY THE INVESTOR, MAY DEPRESS THE PRICE OF OUR COMMON STOCK AND SUBSTANTIALLY DILUTE YOUR SHARES.

        We are in the process of seeking to register for resale by the investor a total of 1,586,228 shares of our common stock. This number represents 200% of the number of shares of our common stock issuable if the investor's warrant is exercised in full and our debentures were to remain outstanding until their stated maturity on October 31, 2003 and all interest on the debentures is paid in shares of our stock. The staff of the Securities and Exchange Commission has advised us that we cannot register for resale any shares of our common stock issuable upon exercise of the "put" right under the debentures unless and until that put right is exercised and the applicable shares are issued. While we are continuing to discuss this matter with the staff, if the Staff does not change its view, we expect to agree with the holder of our debentures that we will register for resale the shares issuable upon exercise of the put right at the time those shares are issued. The issuance of all or any significant portion of the shares of our common stock that we are currently in the process of registering, together with any additional shares that we have agreed to register for resale if the put right under the debentures is exercised and the shares issuable upon exercise of this right are issued, could result in substantial dilution to the interests of our other shareholders and a decrease in the price of our stock. A decline in the price of our common stock could encourage short sales of our stock, which could place further downward pressure on the price of our stock.

THE INVESTOR HAS A RIGHT TO DEMAND REPAYMENT OF PART OR ALL OF THE DEBENTURES, AND IF A DEMAND FOR REPAYMENT IS MADE, AND WE ARE UNABLE OR UNWILLING TO REPAY THE DEBENTURES IN CASH, WE MAY HAVE TO ISSUE SHARES SUBSTANTIALLY IN EXCESS OF THOSE ORIGINALLY CONTEMPLATED, AND THOSE ADDITIONAL SHARES WILL DILUTE YOUR SHARES.

        The debentures provide the investor with a "put" right, which is the right to demand at specified times that we repay the debentures in cash or issue shares at 90% of the then market price for shares of our common stock, but not more than $22.79 per share. Accordingly, if an investor exercises its "put" right, and we are either unwilling or unable to repay the cash, and the market price of our shares is lower than $22.79, we will have to issue shares to satisfy the "put" right of the investor. The number of shares that we may be required to issue to satisfy the investor's exercise of the "put" right could be substantial. For example, if the market price of our common stock were to decline by 75% from the market price of $11.25 per share on December 20, 2000, which represents the lowest closing price reached by our shares since the date the debentures were issued, we would be required to issue the investor approximately 5,926,000 shares, which would result in the investor owning nearly 33% of our outstanding stock.

IF OUR SHARES ARE ISSUED TO THE INVESTOR, THOSE SHARES MAY BE SOLD INTO THE MARKET, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND ENCOURAGE SHORT SALES OF OUR STOCK.

        To the extent the debentures are converted or interest on the debentures is paid in shares of our common stock rather than cash, a significant number of these shares of our common stock may be sold into the market, which could decrease the price of our common stock and encourage short sales. Short sales could place further downward pressure on the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the debentures as a result of the adjustments described above, sales of which could further depress the price of our common stock.

THE DEBENTURES PROVIDE FOR VARIOUS EVENTS OF DEFAULT THAT WOULD ENTITLE THE INVESTORS TO REQUIRE THE COMPANY TO REPAY THE ENTIRE AMOUNT OWED IN CASH WITHIN THREE DAYS. IF AN EVENT OF DEFAULT OCCURS, WE MAY BE UNABLE TO IMMEDIATELY REPAY THE AMOUNT OWED, AND ANY REPAYMENT MAY LEAVE US WITH LITTLE OR NO WORKING CAPITAL IN OUR BUSINESS.

        The debentures provide for various events of default, including the following:

        - the occurrence of an event of default under our loan agreements with The CIT Group;

        - our failure to pay the principal, interest or any liquidated damages due under the debentures;

        - our failure to make any payment on any indebtedness of $1 million or more to any third party if that failure results in the acceleration of the maturity of that indebtedness;

        - an acquisition after October 31, 2000 by any individual or entity, other than the investor and its affiliates, of more than 40% of our voting or equity securities;

        - the replacement of more than 50% of the persons serving as our directors as of October 31, 2000, unless the replacement director or directors are approved by our directors as of October 31, 2000 or by successors whose nominations they have approved;

        - a merger or consolidation of our company or a sale of more than 50% of its assets unless the holders of our securities immediately prior to such transaction continue to hold at least a majority of the voting rights and equity interests of the surviving entity or the acquirer of our assets;

        -   our entry into bankruptcy;

        - our common stock fails to be listed or quoted for trading on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market;

        -   our completion of a "going private" transaction under SEC Rule
            13e-3;

        - a holder of shares issuable under the debentures or the warrant is not permitted to sell those securities under our registration statement covering those shares for a period of five or more trading days;

        - if our registration statement covering the shares of our common stock underlying the debentures and the warrant is not declared effective by March 31, 2001, the investor thereafter may give us 30 days notice and the Company would be in default of our obligations upon the expiration of this period if such registration was not effected;

        - we fail to deliver certificates evidencing shares of our common stock underlying the debentures or the warrant within five days after the deadline specified in our transaction documents with the investor;

        - we fail to have a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock available to issue such stock upon any exercise or conversion of the warrant and the debentures;

        - the exercise or conversion rights of the investor under the warrant or the debentures are suspended for any reason, except as provided in the applicable transaction documents;

        - we default on specified obligations under our registration rights agreement with the investor and fail to cure any such default within 60 days; and

        - other than the specified defaults under the registration rights agreement referred to above, we default in the timely performance of any obligation under the transaction documents with the investor and fail to cure any of these defaults for 20 days after we are notified of the default.

        If an event of default occurs, the investor can require us to repurchase all or any portion of the principal amount of any outstanding debentures at a repurchase price equal to the greater of 110% of such outstanding principal amount, plus all accrued but unpaid interest on such outstanding debentures through the date of payment, or the total value of all of our shares issuable upon conversion of such outstanding debentures, valued based on the average closing price of our common stock for the preceding five trading days, plus any accrued but unpaid interest on such outstanding debentures. In addition, upon an event of default under the debentures, the investor could also require us to repurchase from the investor any of our shares of common stock issued to the investor upon conversion of the debentures within the preceding 30 days, which would be valued at the average closing price of our common stock over the preceding five trading days. We would be required to complete these repurchases no later than the third trading day following the date an event of default notice is delivered to us.

        If we were required to make a default payment at a time when all of the debentures were outstanding, the payment required would be a minimum of $16.5 million and could be substantially greater depending upon the market price of our common stock at the time. In addition, if we default in the timely performance of specified obligations under our registration rights agreement with the investor, we would also be obligated to pay as liquidated damages to the investor an amount equal to $300,000 each month until any such default is cured.

        Some of the events of default include matters over which we may have some, little or no control, such as various corporate transactions in which the control of our company changes, or if our common stock ceases to be listed on a trading market. If an event of default occurs, we may be unable to repay any part or all of the entire amount in cash. Any such repayment could leave us with little or no working capital for our business.

THE PAYMENT TO BRIGHTON CAPITAL, LTD. IN CONNECTION WITH OUR SALE OF OUR CONVERTIBLE DEBENTURES MAY BE INCONSISTENT WITH THE PROVISIONS OF SECTION 15 OF THE SECURITIES EXCHANGE ACT AND MAY ENABLE THE INVESTOR TO RESCIND ITS INVESTMENT.

        We paid Brighton Capital, Ltd. $375,000 for its introduction to us of the purchaser of our 6% convertible debentures. The Staff of the Securities and Exchange Commission has informed us that the receipt by Brighton Capital of this payment may be inconsistent with the registration provisions of Section 15 of the Securities and Exchange Act of 1934, as amended. If this payment is determined to be inconsistent with Section 15, then, under Section 29 of the Securities Exchange Act:

        - Montrose Investments L.P., the purchaser of our debentures, may have the right to rescind their purchase of these securities, which would require us to repay to Montrose Investments L.P. the $15.0 million that it invested in us;

        -   We may be subject to regulatory action; and

        - We may be able to recover the $375,000 fee that we paid to Brighton Capital in connection with the transaction.


THE DEBENTURES RESTRICT OUR ABILITY TO RAISE ADDITIONAL EQUITY, WITHOUT THE CONSENT OF THE INVESTOR, WHICH COULD HINDER OUR EFFORTS TO OBTAIN ADDITIONAL NECESSARY FINANCING TO OPERATE OUR BUSINESS, OR TO REPAY THE DEBENTURE HOLDERS.

        The agreements we executed when we issued these debentures prohibit us from obtaining additional equity or equity equivalent financing for a period of 90 trading days after the effective date of the registration statement covering the resale of the shares issuable upon conversion of the debentures. We also agreed that for a period of 180 trading days after the effective date of the registration statement covering the resale of the shares issuable upon conversion of the debentures, we would not, without the investor's consent, obtain additional equity or equity equivalent financing unless we first offer the investor the opportunity to provide such financing upon the terms and conditions proposed. These restrictions have several exceptions, such as issuances of options to employees and directors, strategic transactions and acquisitions and bona fide public offerings with proceeds exceeding $20 million in gross proceeds. However, the restrictions may make it extremely difficult to raise additional equity capital during the 90-day and 180-day periods. We may need to raise such additional capital, and if we are unable to do so, we may have little or no working capital for our business, and the market price of our stock may decline.

WE MAY BE REQUIRED TO PAY LIQUIDATED DAMAGES IF WE DO NOT OBTAIN SHAREHOLDER APPROVAL FOR ISSUANCE OF OUR COMMON STOCK, OR IF WE ARE UNABLE TO TIMELY REGISTER THESE SHARES.

        We are subject to National Association of Securities Dealers Rule 4460, which generally requires shareholder approval of any transaction that would result in the issuance of securities representing 20% or more of an issuer's outstanding listed securities. Upon conversion or the payment of interest on debentures we are not able to issue more than 2,322,150 shares, or 19.99% of our outstanding common stock on October 30, 2000, the day prior to the date of issuance of the debentures. The terms of the convertible debentures purchase agreement also provide that the shareholder desiring to convert has the option of requiring us either to seek shareholder approval within 75 days of the request or to pay the converting holder the monetary value of the debentures that cannot be converted, at a premium to the converting holder. If the shareholder chooses that we convert the debentures into shares and we have not obtained the requisite shareholder approval within 75 days, we would be obligated to pay the monetary value to the purchaser as liquidated damages. Also, under the terms of the Registration Rights Agreement, we will incur liquidated damages of approximately $300,000 per month if we are unable to register the shares on or before March 31, 2001, or maintain the registration of the shares, of common stock issuable upon the conversion of the debentures and the exercise of those warrants. We currently have been informed by the Securities and Exchange Commission that we may not be able to effect the registration of some of these shares. If the investor chose to enforce the agreement, we would incur the $300,000 monthly charge. However, the investor has recently agreed with us that they will not declare a default, nor attempt to assess the fee, except on a 30-day notice to us. We cannot assure you that the investor will continue to extend or waive the default date.

EVEN IF WE NEVER ISSUE OUR STOCK UPON EXERCISE OR PUT OF THE DEBENTURES OR UPON EXERCISE OF THE INVESTOR'S WARRANTS, WE MAY ISSUE ADDITIONAL SHARES, WHICH WOULD REDUCE YOUR OWNERSHIP PERCENTAGE AND DILUTE THE VALUE OF YOUR SHARES.

        Other events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Procom. Our issuance of 480,000 shares in connection with the acquisition of Scofima Software S.r.l. is an example of an issuance of additional shares to finance an acquisition that may dilute your ownership. In the future, we may issue additional shares of common stock or preferred stock: to raise additional capital or finance acquisitions, upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock, or in lieu of cash payment of dividends. Our issuance of additional shares would dilute your shares. In addition, resales of the shares covered by this prospectus could adversely affect the market price of our stock.

                           FORWARD LOOKING STATEMENTS

        Certain forward-looking statements, including statements regarding our expected financial position, business and financing plans are contained in this prospectus or are incorporated in documents annexed as exhibits to this prospectus. These forward-looking statements reflect our views with respect to future events and financial performance. The words, "believe," "expect," "plans" and "anticipate" and similar expressions identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations are disclosed in this prospectus, including, without limitation, under "Risk Factors." All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

        Each selling shareholder will receive all of the proceeds from the sale of its common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

        In connection with our acquisition of Scofima Software S.r.l, we issued to the selling shareholders a total of 480,000 shares of our common stock and agreed to register these shares for resale by the selling shareholders. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell any or all of the shares.

        The following table sets forth certain information regarding the beneficial ownership of our common stock, as of March 21, 2001, by each of the selling shareholders, including the number of shares included for sale by each selling shareholder in the offering and each selling shareholder's beneficial ownership of our common stock after the offering, assuming that each selling shareholder sells in this offering all of the shares acquired by such selling shareholder in connection with our acquisition of Scofima Software S.r.l. This information was furnished to us by the selling shareholders. Assuming that each of the selling shareholders sells all of the shares of our common stock acquired by such selling shareholder in connection with our acquisition of Scofima Software S.r.l., none of the selling shareholders will own 1% or more of our common stock after the sale of the shares offered by this prospectus. None of the selling shareholders has had any position, office or other material relationship with us within the past three years other than an employment relationship between one of our subsidiaries and one of the selling shareholders or as a result of the ownership of our shares or other securities.

----------------------------------------------------------------------------------------------------------
                                                           MAXIMUM NUMBER OF
                         SHARES BENEFICIALLY OWNED PRIOR   SHARES TO BE SOLD     SHARES BENEFICIALLY OWNED
SELLING SHAREHOLDER              TO THE OFFERING            IN THE OFFERING         AFTER THE OFFERING
----------------------------------------------------------------------------------------------------------
Angelo Finotti                      298,000                    288,000                 10,000
----------------------------------------------------------------------------------------------------------
Riccardo Finotti                    105,687(1)                  96,000                  9,687(1)
----------------------------------------------------------------------------------------------------------
Massimiliano Finotti                 96,000                     96,000                      0
----------------------------------------------------------------------------------------------------------

(1) Includes 4,687 shares issuable upon exercise of options granted to Riccardo Finotti exercisable within 60 days of March 21, 2001.


                          TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation, Glendale, California.

                              PLAN OF DISTRIBUTION

        The selling shareholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares: ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, purchases by a broker-dealer as principal and resale by the broker-dealer for its account, an exchange distribution in accordance with the rules of the applicable exchange, privately negotiated transactions, short sales, broker-dealers may agree with any selling shareholder to sell a specified number of such shares at a stipulated price per share, a combination of any such methods of sale, and any other method permitted pursuant to applicable law. The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        Broker-dealers engaged by any selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from any selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Frederick Judd, our counsel. Mr. Judd is compensated by us and is the holder of shares of our common stock and options to acquire our common stock.

                                     EXPERTS

        The consolidated financial statements of operations, shareholders' equity and cash flows, and schedule for the year ended July 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of Arthur Andersen LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and schedule as of July 31, 1999 and 2000 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We have filed with the Securities and Exchange Commission, a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934.

        (a) Our Annual Report on Form 10-K for the year ended July 31, 2000, as amended;

        (b) Our Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, as amended;

        (c)    Our Current Report on Form 8-K filed on November 3, 2000;

        (d) Our Current Report on Form 8-K dated January 12, 2001, as amended;

        (e) Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2001; and

        (f) The description of our common stock contained in our Form S-1 registration statement dated October 30, 1996, including any amendments or reports filed for the purpose of updating such descriptions.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: Procom Technology, Inc., 58 Discovery, Irvine, California 92618 (949) 852-1000.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at the following locations:

                  Main Public Reference Room
                  450 Fifth Street, N.W.
                  Washington, D.C.  20549

                  Regional Public Reference Room
                  75 Park Place, 14th Floor
                  New York, New York 10007

                  Regional Public Reference Room
                  Northwestern Atrium Center
                  500 West Madison Street, Suite 1400
                  Chicago, Illinois 60661-2511

        You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at (800) SEC-0330.

        We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's web site, located at http://www.sec.gov. We have included this prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in the prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus describes the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

        Our executive offices are located at 58 Discovery, Irvine, California 92618, and the telephone number at that address is (949) 852-1000. Our Web site address is procom.com. The information on our Web site does not constitute part of this prospectus.

                             Procom Technology, Inc.

                         480,000 Shares of Common Stock


                ------------------------------------------------
                                   Prospectus
                ------------------------------------------------
                                March ____, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

             SEC registration fee...........................   $ 1,635
             Printing and engraving.........................     5,000
             Legal fees and expenses........................    30,000
             Accounting fees and expenses...................    25,000
             Transfer agent fees............................     2,000
             Miscellaneous..................................     5,000
                                                               -------
               Total........................................   $68,635
                                                               =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        We have adopted provisions in our Amended and Restated Articles of Incorporation that limit the liability of our directors in certain instances. As permitted by the California General Corporation Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. See the Prospectus portion of this registration statement regarding the opinion of the Securities and Exchange Commission as to indemnification of liabilities arising under the Securities Act. Such limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to our best interests or the best interest of our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to us or our shareholders, or that show a reckless disregard for his duty to us or our shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to us or our shareholders or (iii) based on transactions between us and our directors or another corporation with interrelated directors or on improper distributions, loans, or guarantees under applicable sections of the California General Corporation Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers. No claim or litigation is currently pending against our directors that would be affected by the limitation of liability.

        Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws provide that we shall indemnify our directors and may indemnify our officers to the fullest extent permitted by California law, including circumstances in which indemnification is otherwise discretionary under California law.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

(a) EXHIBITS

  Exhibit
   Number              Document
  -------              --------
     2.1 Stock Purchase Agreement dated December 28, 2000 (incorporated by reference to Exhibit 2.1 in the Current Report on Form 8-K filed by Procom Technology, Inc. on January 12, 2001)

     5.1       Opinion of Frederick Judd

     23.1      Consent of KPMG LLP

     23.2      Consent of Arthur Andersen LLP

     23.3      Consent of Frederick Judd (contained in Exhibit 5.1)

     24.1      Power of Attorney (see signature page)

ITEM 17. UNDERTAKINGS

        We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or 159d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Procom Technology, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 27th day of March, 2001.

                                              PROCOM TECHNOLOGY, INC.


                                              By: /s/ ALEX RAZMJOO
                                                  ------------------------------
                                                  Alex Razmjoo
                                                  Chairman, President and Chief
                                                  Executive Officer

                                POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Alex Aydin and Alex Razmjoo, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         SIGNATURE                            TITLE                         DATE
         ---------                            -----                         ----

   /s/ ALEX RAZMJOO                  Chairman of the Board,
 -------------------------    President and Chief Executive Officer     March 27, 2001
       Alex Razmjoo               (Principal Executive Officer)


    /s/ ALEX AYDIN            Director and Executive Vice President,    March 27, 2001
 -------------------------         Finance and Administration
        Alex Aydin                  (Principal Financial and
                                       Accounting Officer)


  /s/ FRANK ALAGHBAND                       Director                    March 27, 2001
 -------------------------
      Frank Alaghband


 /s/ NICK SHAHRESTANY                       Director                    March 27, 2001
 -------------------------
     Nick Shahrestany


   /s/ DOM GENOVESE                         Director                    March 27, 2001
 -------------------------
       Dom Genovese


    /s/ DAVID BLAKE                         Director                    March 27, 2001
 -------------------------
        David Blake


                                INDEX TO EXHIBITS

  EXHIBIT
   NUMBER              DESCRIPTION
  -------              --------
     2.1 Stock Purchase Agreement dated December 28, 2000 (incorporated by reference to Exhibit 2.1 in the Current Report on Form 8-K filed by Procom Technology, Inc. on January 12, 2001)

     5.1       Opinion of Frederick Judd

     23.1      Consent of KPMG LLP

     23.2      Consent of Arthur Andersen LLP

     23.3      Consent of Frederick Judd (contained in Exhibit 5.1)

     24.1      Power of Attorney (see signature page)